FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc
(the 'Company')

Adjusted Free Cash Flow Performance Measure for 2015-17 awards under GlaxoSmithKline Share Plans

GSK has today set out the Adjusted Free Cash Flow (AFCF) Performance Measures for the conditional award of shares under the Group's Performance Share Plan and Deferred Annual Bonus Plan for the period 2015-2017. Conditional awards are subject to the achievement of three equally weighted performance measures:

1) Total Shareholder Return (TSR)
2) R&D new product performance
3) Adjusted Free Cash Flow (AFCF)

The use of cash flow as a performance measure is intended to recognise the importance of effective working capital management and of generating cash to fund the Group's operations, investments, and ordinary dividends to shareholders.

Details of the TSR and R&D new product performance measures were set out in an announcement on 12 February 2015 and in the company's Annual Report.  At the time of the grant it was determined that, given the transformational nature of the three-part transaction with Novartis, the AFCF measure and associated vesting levels would be established following the completion of the transaction.

In considering the AFCF performance measures for the period 2015-17, the Remuneration Committee has considered GSK's future business performance and the scale of restructuring triggered by the Novartis transaction across the Group's three businesses.

As a result, the Remuneration Committee has determined a threshold performance level for AFCF of £11.5 billion over the period 2015-17. This level reflects an estimated reduction of £2.2 billion due to currency movements for the period 2015-17 compared to 2014-16.

In addition, in order to fully assess disciplined use of restructuring funds over the period 2015-2017,  the Remuneration Committee has decided to exclude the costs and associated capital expenditure for the Group's restructuring and integration programmes, triggered by the Novartis transaction, from the AFCF used to set the performance measures. The Committee has set a specific target of £3.3 billion for this restructuring and capital expenditure.

The vesting schedule is as outlined below:

Performance Level	Adjusted Free Cash Flow (£billions)	Proportion Vesting %
Below threshold	<11.5	0%
Threshold	11.5	25%
	11.9	50%
	13.0	75%
Maximum	13.6	100%

V A Whyte
Company Secretary

31 July 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 31, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc